                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                 FORM 11-K


              Annual Report Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934


     (Mark One)

     X    Annual report pursuant to Section 15(d) of the
     --   Securities Exchange Act of 1934 (Fee Required)

          For the fiscal year ended December 31, 1993


                                    OR

     -- Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

     For the transition period from _____________ to ____________

                       Commission file number 1-1105
                                  _______


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 AT&T LONG TERM SAVINGS AND SECURITY PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AT&T CORP.
            32 Avenue of the Americas, New York, NY 10013-2412

                 AT&T LONG TERM SAVINGS AND SECURITY PLAN

                           Financial Statements
                        and Supplemental Schedules
                       at December 31, 1993 and 1992

                AT&T LONG TERM SAVINGS and SECURITY PLAN

        INDEX to FINANCIAL STATEMENTS and SUPPLEMENTAL SCHEDULES
                                 _______




                                                          Page(s)
                                                          -------
Report of Independent Auditors                              2-3

Financial Statements:

  Statements of Net Assets Available for Plan Benefits
    at December 31, 1993 and 1992                           4-5

  Statement of Changes in Net Assets Available for
    Plan Benefits for the year ended December 31, 1993        6

  Notes to Financial Statements                            7-12

Supplemental Schedules:

  Schedule of Investments at December 31, 1993            13-23

  Item 27a - Schedule of Assets Held for Investment
    Purposes at December 31, 1993                            24

  Item 27d - Schedule of Reportable Transactions for
    the year ended December 31, 1993                         25

                      REPORT of INDEPENDENT AUDITORS
                      -------------------------------


To the AT&T Savings Plan Committee:


We have audited the financial statements of the AT&T LONG TERM SAVINGS and SECURITY PLAN as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the AT&T Long Term Savings and Security Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental schedules under items 27a and 27d are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                             COOPERS & LYBRAND




New York, New York
April 29, 1994

                                  AT&T LONG TERM SAVINGS and SECURITY PLAN
                            STATEMENT of NET ASSETS AVAILABLE for PLAN BENEFITS
                                             December 31, 1993
                                           (Thousands of Dollars)
                                                  _______
                                                                            South
                                           AT&T   Diversified  Guaranteed   Africa       Employee Stock
                                          Shares    Equity      Interest  Restricted     Ownership Plan      Loan
                        ASSETS             Fund    Portfolio       Fund      Fund   Allocated Unallocated   Account      Total
                                         -------  -----------  ---------- --------- --------- -----------   -------      -----
Investments, at fair value (cost $2,559,808;
 see accompanying schedule of investments):
    Share of investments in Group Trust:
      American Telephone and Telegraph
       Company common shares           $1,779,318     $   277                                                       $1,779,595
      Other marketable securities
       and obligations                                 56,883               $18,826                                     75,709
      Contracts with insurance companies                         $689,462                                              689,462
      Contracts with financial institutions                        42,582                                               42,582
      Temporary cash investments           80,022       8,444      52,089                                              140,555
                                       ----------     -------    --------   -------                                 ----------
                                        1,859,340      65,604     784,133    18,826                                  2,727,903
    Non-Group Trust investments,
     excluding Employee Stock
      Ownership Plan:
        Contracts with insurance companies                         22,649                                               22,649
        Temporary cash investments                                 12,095                                               12,095
        Participant loans receivable                                                                       $81,147      81,147
                                       ----------     -------    --------   -------                        -------  ----------
                                        1,859,340      65,604     818,877   18,826                          81,147   2,843,794
    Employee Stock Ownership Plan (Note 1):
      American Telephone and Telegraph
        Company common shares allocated
        to participants                                                              $337,864                          337,864
      American Telephone and Telegraph
        Company common shares held for
        future contributions                                                                     $420,205              420,205
      Temporary cash investments                                                                   37,597               37,597
                                       ----------     -------    --------   -------  --------    --------  -------   ---------
          Total investments             1,859,340      65,604     818,877    18,826   337,864     457,802   81,147   3,639,460

Employing Company contributions
 receivable (Note 5)                                                                    7,208                            7,208
Employee allotments receivable              5,724         712       4,733       344                                     11,513
Interfund receivables                         686         429                    35                                      1,150
Dividends and interest receivable          11,388          57         127               2,124       2,669               16,365
Receivables for investments
 sold and other                                 7           9          11                                                   27
                                       ----------     -------    --------   -------   -------     -------  -------  ----------
          Total assets                  1,877,145      66,811     823,748    19,205   347,196     460,471   81,147   3,675,723
                                       ----------     -------    --------   -------   -------     -------           ----------

                                                 Continued

                                  AT&T LONG TERM SAVINGS and SECURITY PLAN
                            STATEMENT of NET ASSETS AVAILABLE for PLAN BENEFITS
                                                (Continued)
                                             December 31, 1993

                                           (Thousands of Dollars)
                                                  _______
                                                                            South
                                         AT&T     Diversified  Guaranteed   Africa       Employee Stock
                                        Shares      Equity      Interest  Restricted     Ownership Plan      Loan
            LIABILITIES                  Fund      Portfolio       Fund      Fund   Allocated Unallocated   Account      Total
                                       -------    -----------  ---------- --------- --------- -----------   -------      -----
Due to AT&T Long Term Savings
 Plan for Management Employees            409             96         296       21        222                             1,044
Interfund payables                                                 1,115                  35                             1,150
Payables for administrative expenses
 and other                                  8              3          31                                                    42
Unearned supplemental contribution
 (Note 2)                                                                                         28,533                28,533
Notes payable (Notes 1 and 9)                                                                    355,100               355,100
Accrued interest payable                                                                          13,073                13,073
                                   ----------        -------    --------  -------   --------    --------            ----------
          Total liabilities               417             99       1,442       21        257     396,706               398,942
                                   ----------        -------    --------  -------   --------    --------   -------  ----------
          Net assets available for
           plan benefits           $1,876,728        $66,712    $822,306  $19,184   $346,939    $ 63,765   $81,147  $3,276,781
                                   ==========        =======    ========  =======   ========    ========   =======  ==========


                 The accompanying notes are an integral part of these financial statements.




















                                                     4A

                                  AT&T LONG TERM SAVINGS and SECURITY PLAN
                            STATEMENT of NET ASSETS AVAILABLE for PLAN BENEFITS
                                             December 31, 1992
                                           (Thousands of Dollars)
                                                  _______

                                                                            South
                                         AT&T     Diversified  Guaranteed   Africa       Employee Stock
                                        Shares      Equity      Interest  Restricted     Ownership Plan      Loan
                        ASSETS:          Fund      Portfolio       Fund      Fund   Allocated Unallocated   Account      Total
                                       -------    -----------  ---------- --------- --------- -----------   -------      -----
Investments, at fair value (cost $2,374,228):
  Share of investments in Group Trust:
    American Telephone and Telegraph
      Company common shares           $1,791,878    $   187                                                         $1,792,065
    Other marketable securities and
      obligations                                    46,026               $16,005                                       62,031
    Contracts with insurance companies                          $669,993                                               669,993
    Contracts with financial institutions                         68,275                                                68,275
    Temporary cash investments             6,331        388        7,751        4                                       14,474
                                       ---------   --------     --------  -------                                   ----------
                                       1,798,209     46,601      746,019   16,009                                    2,606,838
  Non-Group Trust investments, excluding
    Employee Stock Ownership Plan:
      Contracts with insurance companies                          34,943                                                34,943
      Temporary cash investments                                      41                                                    41
      Participant loans receivable                                                                        $63,258       63,258
                                      ----------    -------     --------  -------                         -------   ----------
                                       1,798,209     46,601      781,003   16,009                          63,258    2,705,080
  Employee Stock Ownership Plan (Note 1):
    American Telephone and Telegraph
      Company common shares allocated
      to participants                                                               $269,757                           269,757
    American Telephone and Telegraph
      Company common shares held for
      future contributions                                                                    $479,484                 479,484
    Temporary cash investments                                                            58     9,075                   9,133
                                      ----------    -------     --------  -------   --------  --------    -------   ----------
          Total investments            1,798,209     46,601      781,003   16,009    269,815   488,559     63,258    3,463,454

Allotments and contributions
 receivable (Note 5)                       5,120        509        5,286      325      6,883                            18,123
Interfund receivables                          9        401        3,085      249                                        3,744
Dividends and interest receivable         11,611         69           24               1,750     3,128                  16,582
Receivables for investments sold                         65          319                                                   384
                                      ----------    -------     --------  -------   --------  --------    -------   ----------
          Total assets                 1,814,949     47,645      789,717   16,583    278,448   491,687     63,258    3,502,287
                                      ----------    -------     --------  -------   --------  --------    -------   ----------


                                                 Continued
                                                     5

                                  AT&T LONG TERM SAVINGS and SECURITY PLAN

                            STATEMENT of NET ASSETS AVAILABLE for PLAN BENEFITS
                                                (Continued)
                                             December 31, 1992

                                           (Thousands of Dollars)
                                                  _______

                                                                            South
                                         AT&T     Diversified  Guaranteed   Africa       Employee Stock
                                        Shares      Equity      Interest  Restricted     Ownership Plan      Loan
                LIABILITIES:             Fund      Portfolio       Fund      Fund   Allocated Unallocated   Account      Total
                                       -------    -----------  ---------- --------- --------- -----------   -------      -----

Distributions payable (Note 2)         13,225         205        6,218         81      1,659                            21,388
Due to (from) AT&T Long Term Savings
 Plan for Management Employees            215        (164)         545        (68)       404                               932
Interfund payables                      3,652                        9                    83                             3,744
Payables for investments purchased                     94          294                                                     388
Payables for administrative expenses
and other                                  12           4           30
Notes payable (Notes 1 and 9)                                                                  407,400                 407,400
Accrued interest payable                                                                        15,135                  15,135
                                   ----------     -------     --------    -------   --------  --------              ----------
          Total liabilities            17,104         139        7,096         13      2,146   422,535                 449,033
                                   ----------     -------     --------    -------   --------  --------    -------   ----------

          Net assets available for
           plan benefits           $1,797,845     $47,506     $782,621    $16,570   $276,302  $ 69,152    $63,258   $3,053,254
                                   ==========     =======     ========    =======   ========  ========    =======   ==========


                 The accompanying notes are an integral part of these financial statements.

















                                                     5A

                                  AT&T LONG TERM SAVINGS and SECURITY PLAN
                       STATEMENT of CHANGES in NET ASSETS AVAILABLE for PLAN BENEFITS
                                    for the year ended December 31, 1993
                                           (Thousands of Dollars)
                                                  _______

                                         AT&T     Diversified  Guaranteed   Africa       Employee Stock
                                        Shares      Equity      Interest  Restricted     Ownership Plan      Loan
                                         Fund      Portfolio       Fund      Fund   Allocated Unallocated   Account     Total
                                       -------    -----------  ---------- --------- --------- -----------   -------     -----
Net assets available for plan benefits
 January 1, 1993                       $1,797,845 $47,506      $782,621   $16,570   $276,302  $ 69,152    $63,258  $3,053,254
                                       ---------- -------      --------   -------   --------  --------    -------  ----------
Allotments, contributions and
  transfers:
  Employee allotments (Note 1)             76,250   9,238        70,435     4,836                                     160,759
  Allocation of shares to participants
  (Note 1)                                                                            81,365   (81,365)                   -
  Employing company contributions
  (Notes 1 and 5)                                                                      7,253                            7,253
  Supplemental contributions (Note 9)                                                           63,821                 63,821
  Transfers of participants' balances, net    340   6,233       (37,913)   (2,584)   (11,983)    6,037     17,889     (21,981)
  Transfers of participants' balances
    to other companies' plans (Note 7)    (20,950)   (631)       (9,690)      (47)    (4,536)                         (35,854)
                                       ---------- -------      --------   -------   --------  --------    -------  ----------
                                           55,640  14,840        22,832     2,205     72,099   (11,507)    17,889     173,998
                                       ---------- -------      --------   -------   --------  --------    -------  ----------
Investment income:
  Share of investment income in Group Trust:
    Dividends on American Telephone and
      Telegraph Company common shares      45,498       5                                                              45,503
    Other dividends                                   597                   1,325                                       1,922
    Interest (includes $2,673 from
      Non-Group Trust Guaranteed Interest
      Fund contracts)                       1,318      51        59,348       150                                      60,867
    Net appreciation (depreciation) of
      investments (Note 2)                 57,701   5,873                    (351)                                     63,223
                                       ---------- -------      --------   -------                                  ----------
                                          104,517   6,526        59,348     1,124                                     171,515
                                       ---------- -------      --------   -------                                  ----------










                                                 Continued
                                                     6

                                  AT&T LONG TERM SAVINGS and SECURITY PLAN
                       STATEMENT of CHANGES in NET ASSETS AVAILABLE for PLAN BENEFITS
                                                (Continued)
                                    for the year ended December 31, 1993
                                           (Thousands of Dollars)
                                                  _______

                                         AT&T     Diversified  Guaranteed   Africa       Employee Stock
                                        Shares      Equity      Interest  Restricted     Ownership Plan      Loan
                                         Fund      Portfolio       Fund      Fund   Allocated Unallocated   Account      Total
                                       -------    -----------  ---------- --------- --------- -----------   -------      -----
  Employee Stock Ownership Plan:
    Dividends on American Telephone and
      Telegraph Company common shares                                                  7,934    11,317                  19,251
    Interest                                                                              17       163                     180
    Net appreciation
      of investments (Note 2)                                                          2,620    22,086                  24,706
                                       ---------- -------      --------   -------   --------  --------              ----------
          Total investment income         104,517   6,526        59,348     1,124     10,571    33,566                 215,652
                                       ---------- -------      --------   -------   --------  --------              ----------
Interest expense                                                                               (27,253)               (27,253)
Distributions to participants             (81,126) (2,063)      (42,091)     (712)   (12,033)                        (138,025)
Administrative expenses                      (148)    (97)         (404)       (3)                (193)                  (845)
                                       ---------- -------      --------   -------   --------  --------    -------   ----------

          Net increase (decrease)          78,883  19,206        39,685     2,614     70,637    (5,387)    17,889      223,527
                                       ---------- -------      --------   -------   --------  --------    -------   ----------
          Net assets available for
            plan benefits,
            December 31, 1993          $1,876,728 $66,712      $822,306   $19,184   $346,939   $63,765    $81,147   $3,276,781
                                       ========== =======      ========   =======   ========   =======    =======   ==========

                 The accompanying notes are an integral part of these financial statements.














                                                     6A

                 AT&T LONG TERM SAVINGS and SECURITY PLAN

                       NOTES to FINANCIAL STATEMENTS
                              ________
 1.    Plan Description:

  The AT&T Long Term Savings and Security Plan (the "Plan" or "LTSSP"), was established by American Telephone and Telegraph Company ("AT&T") to provide a convenient way for non-management employees (i.e., employees whose pay is not defined at a monthly or annual rate and whose positions are subject to automatic wage progression) to save on a regular and long-term basis. An eligible employee enters the Plan by authorizing a payroll allotment and making a direction of investment entirely in the AT&T Shares Fund, Diversified Equity Portfolio, Guaranteed Interest Fund, or South Africa Restricted Fund, or equally in any two of the funds.

  Basic allotments may be authorized from pay on the basis of weekly pay in $5 increments as defined in the Plan Prospectus. A supplementary allotment may be authorized, if desired, consisting of a total of one or more $5 increments which, when added to the basic allotment, results in a total allotment of not more than 16% of the employee's basic weekly rate of pay. An employee may designate basic allotments as pre-tax allotments, as after-tax allotments or as a combination of pre-tax and after-tax allotments in $5 increments.

  Loans are available to all active participating employees in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the employee's vested account balance. Upon default, employees are considered to have received a distribution and are subject to income taxes on the distributed amount.

  The Plan includes an Employee Stock Ownership Plan ("ESOP") feature. On March 9, 1990, the Plan issued $550 million in notes (see Note 9), the proceeds from which were used to purchase approximately 13.4 million AT&T common shares for the ESOP. Such shares are allocated to participants in respect of employer matching contributions under a formula set forth in the note agreement; additional Employing Company (AT&T or any subsidiary of AT&T participating in the Plan) contributions may be required to satisfy employer matching obligations under the Plan. During 1993, 1,398,545 shares, valued at approximately $81.4 million, were allocated to participants within the ESOP. Additional Employing Company contributions under the Plan during 1993 of approximately $7.3 million were used to purchase additional AT&T common shares that were allocated to participants.







                                 Continued
                                     7

                 AT&T LONG TERM SAVINGS and SECURITY PLAN

                              ________

  For a complete description of the Plan, participants should refer to the Plan Prospectus.

  Bankers Trust Company is the trustee (the "Trustee") for the Plan.

 2.    Accounting Policies:

  Valuation of Investments
  ------------------------
  Investments in AT&T common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the last published sales price per share on December 31, as reported on the Composite Tape or, if no sales were made on that date, at the last published sales price on the next preceding day on which sales were made. Securities traded in over-the-counter markets are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. All other investments are carried at the fair value on the close of business on December 31. The Trustee determines fair value, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates).

  Contributions
  -------------
  AT&T common shares allocated to participants within the ESOP are recorded as transfers at fair value on the date of the allocation; additional Employing Company contributions in respect of AT&T's matching obligation under the Plan are recognized as the related employee allotments are made.

  Supplemental contributions in respect of AT&T's debt service obligations on the notes payable (see Note 9) are recorded as such amounts become payable under the terms of the note agreement. At December 31, 1993, a supplemental contribution in the amount of $28.5 million relating to the January 1994 debt service payment was received in advance and has been recorded as unearned supplemental contribution in the statement of net assets available for plan benefits.




                                 Continued

                    AT&T LONG TERM SAVINGS and SECURITY PLAN

                                ________

  Withdrawals and Distributions
  -----------------------------
  In accordance with guidance issued by the American Institute of Certified Public Accountants in 1993, the Plan has changed its method of accounting for withdrawals and distributions such that all amounts elected to be withdrawn and distributed from the Plan by participants, but not yet disbursed at year-end, are no longer recorded as a liability in the statement of net assets available for plan benefits. Prior to 1993, withdrawals and distributions were recorded as a liability in the period such amounts were authorized to be paid to participants. The effect of this change is immaterial to net assets available for plan benefits.

  Purchases and Sales of Investments
  ----------------------------------
  Purchases and sales of securities are recorded as of the trade dates.

  Investment Income
  -----------------
  Dividend income is recorded on securities held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

       Net Appreciation (Depreciation) in the Value of Investments
       -----------------------------------------------------------
       The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

 3.    Participants by Investment Direction:

       At December 31, 1993, the number of employees participating by investment direction described in Section 7 of the Plan Prospectus was:

       Entirely in AT&T Shares Fund                                      34,703
       Entirely in Diversified Equity Portfolio                           1,650
       Entirely in Guaranteed Interest Fund                              34,107
       Entirely in South Africa Restricted Fund                             648
       Equally in AT&T Shares Fund and Diversified Equity Portfolio       3,822
       Equally in AT&T Shares Fund and Guaranteed Interest Fund          17,333
       Equally in AT&T Shares Fund and South Africa Restricted Fund       1,225
       Equally in Diversified Equity Portfolio and Guaranteed Interest
        Fund                                                             1,997
       Equally in Diversified Equity Portfolio and South Africa
       Restricted Fund                                                    1,811
       Equally in Guaranteed Interest Fund and South Africa
        Restricted Fund                                                    530
                                                                        ------
              Total                                                     97,826
                                                                        ======
                                 Continued
                                     9

                 AT&T LONG TERM SAVINGS and SECURITY PLAN

                                 ________

       In addition, Employing Company contributions on behalf of 569 employees who have elected to participate in a union-sponsored trust are held in the AT&T Shares Fund.

 4.     Tax Status:

   The Plan obtained its latest determination letter on January 20, 1987, in which the Internal Revenue Service (the "IRS") stated that the Plan, as submitted, met the requirements of
   Section 401(a) of the Internal Revenue Code, as amended (the "Code"), and that the related Trust was exempt from Federal income taxes under Section 501(a) of the Code. The Plan has since been amended. However, the Plan, as amended, is currently designed and operated to be in compliance with the applicable requirements of the Code, and AT&T intends to make any additional amendments required by the IRS to ensure continued compliance. Therefore, Plan management believes that the Plan was qualified and the related Trust was tax exempt at the date of the financial statements. In addition, AT&T will apply for a determination letter covering the ESOP feature of the Plan after the opening of a determination letter program by the IRS for a category of plans that includes an ESOP feature.

 5.     Employing Company Contributions:

   The Employing Company contributes on behalf of each of its participating employees an amount equal to 66-2/3% of the amount of the basic allotment from the pay of each such employee. Employing Company contributions will not be made with respect to supplementary allotments.

   Employing Company contributions have been reduced by forfeited contributions.

   For information regarding Employing Company contributions, participants should refer to Section 5 of the Plan
   Prospectus.

 6.     Group Trust Agreement:

   On January 1, 1990, AT&T established a group trust (the "Group Trust"), which contains the pooled assets of the various funds of the AT&T Long Term Savings Plan for Management Employees, the AT&T Retirement Savings and Profit Sharing Plan and the Plan, except for certain Guaranteed Interest Fund investments held by the Plan which pre-date the Group Trust and the assets of the ESOP feature of the Plan. Income and assets of the Group Trust are allocated monthly among the three plans on the basis of prior-month balances and current activity.

   Effective January 1, 1994, the assets of the Plan were transferred to a newly formed group trust.
                                 Continued

                 AT&T LONG TERM SAVINGS and SECURITY PLAN

                                 ________


7. Transfer of Participants' Balances to Other Companies'
   Plans:

   During 1993, Sandia National Laboratories ("Sandia") established a separate savings plan for their employees.
   Accordingly, all Sandia related net assets were transferred out of the Plan during 1993.

   Effective January 1, 1994, AT&T Capital Corporation and AT&T
   Puerto Rico, Inc. established their own savings plans.
   Their respective net assets will be transferred out of the Plan during 1994.

 8.     Concentrations of Credit Risk:

   Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

   The Plan places its investment contracts with high-credit quality insurance companies and financial institutions and, by policy, limits the amount of credit exposure to any one company or institution.

 9.     Indebtedness:

   In connection with the establishment of the Plan's ESOP feature, on March 9, 1990, the Plan issued $550 million in notes for the purpose of purchasing AT&T common shares. These borrowings from insurance companies and financial institutions are nonrecourse to the Plan, except to the extent of ESOP shares purchased with the proceeds therefrom, and are guaranteed by AT&T. The borrowings bear interest at 7.363% and have maturities through January 2, 2000. Supplemental contributions and investment income (dividends on ESOP shares and interest), which were approximately $63.8 million and $17.8 million, respectively, were used to pay principal and interest on the debt during 1993. Annual maturities for the next five years are: $49.8 million in 1994; $51.1 million in 1995; $52.5 million in 1996; $53.9 million in 1997; $54.8 million in 1998 and $93.0 million thereafter.


                                 Continued

                 AT&T LONG TERM SAVINGS and SECURITY PLAN

                                 ________


   The fair value of the notes, $382.6 million at December 31, 1993, is estimated based on the quoted market prices of similar issues with the same remaining maturity.

10.     Termination Priorities:

   In the event that the Plan is terminated, subject to conditions set forth in the Employee Retirement Income
   Security Act of 1974, the Plan provides that the net assets be distributed to participating employees in amounts equal to their respective interests in such assets.

11.     Plan Expenses:

   Brokerage, investment manager and Trustee fees are paid by the Plan.

12.     Reconciliation to Form 5500:

   A liability in the amount of $15.2 million, relating to participants who have elected to withdraw from the Plan but have not yet been paid (see Note 2), has been reflected on Form 5500 in the statement of net assets available for plan benefits, as well as in the statement of changes in net assets available for plan benefits in accordance with Department of Labor Requirements.

                    AT&T LONG TERM SAVINGS and SECURITY PLAN
                             SCHEDULE of INVESTMENTS

                                December 31, 1993

                             (Thousands of Dollars)
                                     _______
GROUP TRUST INVESTMENTS:
- -----------------------
                                              Number of
                                              Shares or
                                              Principal
     Name of Issuer and Title of Issue          Amount            Cost       Value
     ---------------------------------        ----------          ----       -----
                                   AT&T SHARES FUND
                                   ----------------
American Telephone and Telegraph Company
  common shares - (94.8%)          100,774,277 shs        $2,871,938     $5,290,647

Temporary cash investments - (4.3%):
  BT Pyramid Directed Acct. Cash Fund           $237,937                    237,937        237,937
                                                ----------               ----------
          Total AT&T Shares Fund                $3,109,875               $5,528,584
                                                ==========               ==========
Allocated to:
  AT&T Long Term Savings Plan
    for Management Employees
    ("LTSPME")           66.2839%               $2,061,346$3,664,561
  AT&T Long Term Savings and
    Security Plan ("LTSSP") 33.6314%                       1,045,895 1,859,340
  AT&T Retirement Savings and
    Profit Sharing Plan ("RSPS").0847%                                   2,634          4,683
                                                ----------          ----------
                                                $3,109,875          $5,528,584
                                                ==========          ==========

                           GOVERNMENT OBLIGATIONS FUND
                             ---------------------------
U.S. Treasury Notes:
  U.S. Treasury Notes, 8.625%
    August 15, 1994                  $  3,200     $  3,375  $  3,299
  U.S. Treasury Notes, 8.50%
    August 15, 1995                   101,280      109,248   108,227
  U.S. Treasury Notes, 7.625%
    April 30, 1996                     44,210       47,351    47,353
  U.S. Treasury Notes, 7.25%
    August 31, 1996                    24,600       26,651    26,284
  U.S. Treasury Notes, 6.75%
    February 28, 1997                  82,890       88,006    87,915
  U.S. Treasury Notes, 5.75%
    October 31, 1997                    3,300        3,393     3,396
  U.S. Treasury Notes, 4.75%
    October 31, 1998                   17,985       17,901    17,665
  U.S. Treasury Notes, 4.375%
    November 15, 1996                  46,000       45,863    45,813
  U.S. Treasury Notes, 4.25%
    July 31, 1995                      16,165       16,187    16,208
  U.S. Treasury Notes, 4.25%
    November 30, 1995                  43,745       43,787    43,772
  U.S. Treasury Notes, 4.125%
    June 30, 1995                      18,100       18,134    18,131
                                                   -------   -------
                                                   419,896   418,063
                                                   -------   -------




                                    Continued

                    AT&T LONG TERM SAVINGS and SECURITY PLAN

                       SCHEDULE of INVESTMENTS, Continued

                                December 31, 1993

                             (Thousands of Dollars)
                                     _______
                                              Number of
                                              Shares or
                                              Principal
     Name of Issuer and Title of Issue         Amount             Cost        Value
     ---------------------------------       ----------           ----        -----

                        GOVERNMENT OBLIGATIONS FUND, Continued
                        --------------------------------------
Federal Mortgage Agency Obligations:
  Federal National Mortgage Association,
    7.75%, May 1, 2004              $ 5,419       $  5,412  $  5,653
  Federal Home Loan Mortgage Corp.,
    8.40%, January 15, 2005          11,039         11,504    11,418
  Federal Home Loan Mortgage Corp.,
    Var. rate, April 15, 2022         3,219          3,232     3,289
  Federal Home Loan Mortgage Corp.,
    7.00%, September 1, 2009            970            942       991
  Federal Home Loan Mortgage Corp.,
    7.00%, November 1, 2006           4,157          3,942     4,247
  Federal Home Loan Mortgage Corp.,
    7.00%, May 1, 2006                2,489          2,361     2,543
  Federal Home Loan Mortgage Corp.,
    7.00%, April 1, 2005              2,413          2,307     2,465
                                                   -------   -------
                                                    29,700    30,606
                                                   -------   -------
Other Federal Agency Mortgage-
  Backed:
    CMO Trust 64-F, 9.00%,
      May 20, 1997                    3,021          3,157     3,161
    CMO Trust 64-A1, 9.00%,
      October 20, 2014                5,591          5,836     5,617
    Bear Stearns Investment Trust 88-6 6B,
      Zero Coupon, December 1, 2018   8,769          6,743     8,355
    Government Trust G, 8.00%,
      May 15, 1998                   13,895         14,355    14,920
    Guaranteed Trade Trust 1993-A, 4.86%,
      April 1, 1998                  16,200         16,200    16,200
                                                   -------   -------
                                                    46,291    48,253
                                                   -------   -------
Temporary Investments:
  BT Pyramid Directed Acct.
    Cash Fund                       123,347        123,347   123,347
                                                  --------  --------

          Total Government
            Obligations Fund                      $619,234  $620,269
                                                  ========  ========
Allocated to:
  LTSPME                        100.0%            $619,234  $620,269
                                                  ========  ========








                                    Continued
                                       14

                    AT&T LONG TERM SAVINGS and SECURITY PLAN
                       SCHEDULE of INVESTMENTS, Continued
                                December 31, 1993
                             (Thousands of Dollars)
                                    ________
                                            Number of
                                            Shares or
                                            Principal
    Name of Issuer and Title of Issue       Amount               Cost        Value
     ---------------------------------      ---------             ----        -----
                          DIVERSIFIED EQUITY PORTFOLIO
                            ----------------------------
American Telephone and Telegraph Company
   common shares - (.4%)        125,000 shs       $  6,562  $  6,562
                                                  --------  --------
Other Marketable Securities:

  Domestic Common Stocks:
    Automobiles:
      Ford Motor Co.                104,100          4,715     6,714
      General Motors Corp.          156,000          6,428     8,561
                                                  --------  --------
                                                    11,143    15,275
                                                  --------  --------
    Banks:
      Bank of Boston                257,000          4,693     5,911
      BankAmerica Corp.             123,000          5,371     5,704
      Central Fidelity Banks Inc.    17,600            488       488
      Citicorp                      254,000          5,538     9,366
      First Interstate Bancorp.      51,000          2,358     3,270
      First Virginia Banks, Inc.     16,200            531       531
      Mercantile Bank Shares Corp.   18,900            362       362
      J.P. Morgan & Co. Incorporated 73,000          2,708     5,064
      NBD Bancorp, Inc.              46,000            807     1,369
      Norwest Corporation           230,000          2,079     5,606
                                                  --------  --------
                                                    24,935    37,671
                                                  --------  --------
    Building - Forest Products:
      Boise Cascade Corp.            95,000          3,900     2,233
      Weyerhaeuser Co.              130,000          3,237     5,801
                                                  --------  --------
                                                     7,137     8,034
                                                  --------  --------
    Building - Other:
      Fluor Corporation              63,000          1,457     2,552
      Masco Corporation             174,900          3,980     6,471
                                                  --------  --------
                                                     5,437     9,023
                                                  --------  --------
    Chemicals:
      American Cyanamid Co.          43,500          2,186     2,186
      Dow Chemical Co.               80,000          3,432     4,540
      Raychem Corp.                 129,000          4,395     4,837
      WR Grace & Co.                 91,000          3,437     3,697
                                                  --------  --------
                                                    13,450    15,260
                                                  --------  --------
    Drugs:
      American Home Products Corp.   30,000          1,943     1,943
      Pfizer Inc.                    33,000          1,163     2,277
      Upjohn Co.                    211,700          6,533     6,139
                                                  --------  --------
                                                     9,639    10,359
                                                  --------  --------



                                    Continued
                                       15

                    AT&T LONG TERM SAVINGS and SECURITY PLAN
                       SCHEDULE of INVESTMENTS, Continued
                                December 31, 1993
                             (Thousands of Dollars)
                                    ________
                                            Number of
                                            Shares or
                                            Principal
    Name of Issuer and Title of Issue       Amount               Cost        Value
     ---------------------------------      ---------             ----        -----

                     DIVERSIFIED EQUITY PORTFOLIO, Continued
                       ---------------------------------------

Other Marketable Securities, Continued:

  Domestic Common Stocks, Continued:
    Electrical Equipment:
      General Electric Co.            60,100 shs   $ 3,504   $ 6,303
      ITT Corp.                        69,000        3,811     6,296
                                                   -------   -------
                                                     7,315    12,599
                                                   -------   -------
    Electrical Household Appliances:
      Whirlpool Corp.                  73,000        1,872     4,855
                                                   -------   -------
    Electronics:
      Hewlett-Packard Co.              71,000        3,251     5,609
      Motorola Inc.                    49,900        1,145     4,603
      Texas Instruments Inc.          118,000        3,864     7,493
                                                   -------   -------
                                                     8,260    17,705
                                                   -------   -------
    Finance:
      American Express Co.            302,000        7,438     9,324
      Federal National Mortgage Assn.  64,400        5,056     5,056
      Integra Financial Corp.           7,590          326       326
                                                   -------   -------
                                                    12,820    14,706
                                                   -------   -------
    Food Products:
      CPC Intl Inc.                    35,000        1,667     1,667
                                                   -------   -------

    Insurance:
      CIGNA Corp.                      74,800        3,821     4,694
      Chubb Corp.                      80,000        6,001     6,230
      General Reinsurance Corp.        52,000        1,589     5,564
      St. Paul Cos. Inc.               51,000        2,438     4,583
                                                   -------   -------
                                                    13,849    21,071
                                                   -------   -------
    Investment Companies:
      Morgan Stanley Group Inc.         4,400          311       311
                                                   -------   -------
    Machinery - Agriculture:
      Deere & Company                 134,300        6,267     9,938
                                                   -------   -------
    Machinery - Other:
      Caterpillar Inc.                104,500        6,081     9,301
      Sundstrand Corp.                 25,000          845     1,050
                                                   -------   -------
                                                     6,926    10,351
                                                   -------   -------
    Metals - Aluminum:
      Aluminum Co. of America          96,000        6,019     6,660
                                                   -------   -------

                                    Continued
                                       16

                    AT&T LONG TERM SAVINGS and SECURITY PLAN
                       SCHEDULE of INVESTMENTS, Continued
                                December 31, 1993
                             (Thousands of Dollars)
                                    ________
                                              Number of
                                              Shares or
                                              Principal
    Name of Issuer and Title of Issue         Amount            Cost        Value
    ----------------------------------        ---------          ----        -----
                     DIVERSIFIED EQUITY PORTFOLIO, Continued
                       ---------------------------------------
Other Marketable Securities, Continued:

  Domestic Common Stocks, Continued:

    Office and Business Equipment:
      Digital Equipment Corp.           229,000 shs$14,388   $ 7,843
      International Business Machines
        Corp.                           189,000     14,684    10,679
      Minnesota Mining and Mfg. Co.      50,000      4,614     5,438
      Seagate Technology Co.             34,000        807       807
      Tandem Computers Incorporated     400,000      5,990     4,350
      Xerox Corp.                        84,000      4,919     7,507
                                                   -------   -------
                                                    45,402    36,624
                                                   -------   -------
    Oil - Domestic:
      Amerada Hess Corp.                140,000      5,939     6,317
      Chevron Corporation                77,000      3,908     6,709
      Phillips Petroleum Co.            140,000      3,866     4,060
                                                   -------   -------
                                                    13,713    17,086
                                                   -------   -------
    Oil - International:
      Mobil Corporation                 117,000      6,551     9,258
                                                   -------   -------
    Oil - Service:
      Halliburton Co.                   180,700      5,499     5,760
                                                   -------   -------
    Paper:
      International Paper Co.            91,000      5,188     6,165
      James River Corp. of VA.          327,400      6,235     6,302
                                                   -------   -------
                                                    11,423    12,467
                                                   -------   -------
    Photographic Equipment:
      Eastman Kodak Company             121,400      6,829     6,829
                                                   -------   -------
    Publishing:
      R.R. Donnelley & Sons Co.         192,000      3,088     5,976
      The Times Mirror Company          180,300      5,468     6,018
                                                   -------   -------
                                                     8,556    11,994
                                                   -------   -------
    Retail Trade:
      American Stores Company            41,900      1,802     1,802
      Dayton-Hudson Corp.               136,000      7,420     9,061
      Fleming Companies, Inc.           110,900      3,213     2,745
      Fred Meyer Inc.                    13,825        497       497
      Nordstrom, Inc.                   251,600      7,227     8,303
      JC Penney Inc.                     25,800      1,358     1,358
                                                   -------   -------
                                                    21,517    23,766
                                                   -------   -------
    Savings & Loan:
      Golden West Financial Corp.       161,000      6,543     6,279
                                                   -------   -------

                                    Continued
                                       17

                    AT&T LONG TERM SAVINGS and SECURITY PLAN
                       SCHEDULE of INVESTMENTS, Continued
                                December 31, 1993
                             (Thousands of Dollars)
                                    ________
                                              Number of
                                              Shares or
                                              Principal
    Name of Issuer and Title of Issue         Amount              Cost     Value
    ----------------------------------        ---------            ----     -----

                     DIVERSIFIED EQUITY PORTFOLIO, Continued
                       ---------------------------------------
Other Marketable Securities, Continued:

  Domestic Common Stocks, Continued:

    Soaps:
      Procter & Gamble Co.              144,000 shs $  3,419$  8,208
                                                    -------- -------
    Textile and Apparel:
      Melville Corp.                    188,000        8,072   7,638
                                                    -------- -------

    Tire & Rubber:
      Goodyear Tire & Rubber Co.         69,200        3,166   3,166
                                                    -------- -------
    Transportation:
      CSX Corp.                          24,000        1,965   1,965
      Federal Express Corp.             119,200        5,366   8,448
      Union Pacific Corp.                79,000          900   4,947
                                                    ----------------
                                                       8,231  15,360
                                                    ----------------
    Utilities - Electric:
      Central & South West Corp.         85,000        1,190   2,571
      Commonwealth Edison Co.           183,000        5,226   5,147
      Pacific Gas & Electric Co.         30,000          540   1,054
      Texas Utilities Company            45,000        1,300   1,946
                                                    ----------------
                                                       8,256  10,718
                                                    ----------------
    Utilities - Natural Gas:
      Consolidated Nat. Gas Co.          52,000        1,773   2,444
                                                    ----------------
    Utilities - Telephone:
      NYNEX Corporation                  70,000        2,392   2,809
                                                    ----------------
          Total Domestic Common
            Stocks - (24.2%)                         304,951 382,453
                                                    ----------------
  Foreign Common Stocks:

    Drug:
      Smithkline Beecham                260,000        7,209   7,117
                                                    ----------------
    Oil - International:
      Royal Dutch Petroleum Co.          50,000        2,936   5,219
                                                    ----------------
    Transportation:
      Canadian PAC Ltd.                 345,000        4,030   5,606
                                                    ----------------
    Utility - Telephone:
      LM Erisson Tel Co.                 63,300        1,312   2,556
                                                    ----------------
          Total Foreign Common
            Stocks - (1.3%)                           15,487  20,298
                                                    ----------------

                                    Continued
                                       18

                    AT&T LONG TERM SAVINGS and SECURITY PLAN

                       SCHEDULE of INVESTMENTS, Continued

                                December 31, 1993

                             (Thousands of Dollars)
                                    ________
                                              Number of
                                              Shares or
                                              Principal
    Name of Issuer and Title of Issue         Amount             Cost       Value
     ---------------------------------        ---------           ----       -----

                     DIVERSIFIED EQUITY PORTFOLIO, Continued
                       ----------------------------------------
Other Marketable Securities, Continued:

  Pooled Common Stocks:

    Bankers Trust Pyramid S&P 500
      Equity Index Fund                963,175 units      $  682,452$  952,243
                                                --------------------
          Total Pooled Common Stocks - (60.2%)     682,452   952,243
                                                --------------------
Temporary Cash Investments - (12.7%):
  BT Pyramid Directed Acct. Cash Fund $200,210     200,210   200,210
                                                --------------------

          Total Diversified Equity Portfolio              $1,203,100 $1,555,404
                                                ==========  ==========
Allocated to:
  LTSPME                 95.5552%               $1,149,625  $1,486,269
  LTSSP                   4.2178%                   50,744    65,604
  RSPS                     .2270%                    2,731     3,531
                                                ----------  ----------
                                                $1,203,100  $1,555,404
                                                ==========  ==========
                            GUARANTEED INTEREST FUND
                              -------------------------

Contracts with Insurance Companies - (83.4%):
  Aetna Life Insurance Company                  $  111,277$  111,277
  Allstate Life Insurance Company                   51,418    51,418
  CIGNA Life Insurance Company                     195,082   195,082
  CNA Insurance Company                             35,368    35,368
  Commonwealth Life Insurance Company              209,070   209,070
  Confederation Life Insurance Company                       101,805101,805
  Crown Life Insurance Company                      34,111    34,111
  The Hartford Life Insurance Company              219,164   219,164
  John Hancock Mutual Life Insurance
    Company                                        371,755   371,755
  Lincoln National Life Insurance Company                     88,17288,172
  Massachusetts Mutual Life Insurance
    Company                                        294,280   294,280
  Metropolitan Life Insurance Company              332,504   332,504
  New York Life Insurance Company                  362,583   362,583
  Pacific Mutual Life Insurance Company                      126,972126,972
  Principal Financial Insurance Company                      179,019179,019
  Provident National Life Assurance Company                  120,135120,135
  The Prudential Insurance Company of
    America                                        414,123   414,123
  Sun Life of Canada                                81,068    81,068
                                                --------------------
                                                 3,327,906 3,327,906
                                                ====================



                                    Continued
                                       19


                    AT&T LONG TERM SAVINGS and SECURITY PLAN
                       SCHEDULE of INVESTMENTS, Continued
                                December 31, 1993
                             (Thousands of Dollars)
                                    ________
                                              Number of
                                              Shares or
                                              Principal
    Name of Issuer and Title of Issue         Amount            Cost        Value
     ---------------------------------        ---------          ----        -----

                       GUARANTEED INTEREST FUND, Continued
                         ------------------------------------
Contracts with Financial Institutions - (5.2%):
  Bankers Trust Company                         $  128,518$  128,518
  JP Morgan                                         65,263    65,263
  Long Term Credit Bank of Japan Ltd.               11,754    11,754
                                                --------------------
                                                   205,535   205,535
                                                --------------------
Temporary Cash Investments - (6.3%):
  BT Pyramid Discretionary Cash Fund    $158,002   158,002   158,002
  BT Pyramid Directed Acct. Cash Fund     93,423    93,423    93,423
                                                --------------------
                                                   251,425   251,425
                                                --------------------
          Total Guaranteed Interest Fund                  $3,784,866$3,784,866
                                                ====================
Allocated to:
  LTSPME                     79.2062%           $2,997,849$2,997,849
  LTSSP                      20.7176%              784,133   784,133
  RSPS                         .0762%                2,884     2,884
                                                --------------------
                                                $3,784,866$3,784,866
                                                ====================
                          SOUTH AFRICA RESTRICTED FUND
                            -----------------------------

Investment Companies - (98.1%):
  Miller, Anderson and Sherrard
    Select Equity Portfolio             $ 12,789$  213,386 $   226,870
                                                ---------- -----------
          Total South Africa Restricted Fund              $  213,386$   226,870
                                                ========== ===========
Allocated to:
  LTSPME                     91.4626%           $  195,168 $   207,501
  LTSSP                       8.2983%               17,708    18,826
  RSPS                         .2391%                            510        543
                                                ---------- -----------
                                                $  213,386 $   226,870
                                                ========== ===========


TOTAL GROUP TRUST INVESTMENTS                   $8,930,461 $11,715,993
                                                ========== ===========

TOTAL ALLOCATION OF GROUP TRUST INVESTMENTS:

  LTSPME                                        $7,023,222 $ 8,976,449

  LTSSP                                          1,898,480 2,727,903

  RSPS                                               8,759      11,641
                                                ---------- -----------
                                                $8,930,461 $11,715,993
                                                ========== ===========


                                    Continued

                    AT&T LONG TERM SAVINGS and SECURITY PLAN

                       SCHEDULE of INVESTMENTS, Continued

                                December 31, 1993

                             (Thousands of Dollars)
                                    ________
NON-GROUP TRUST INVESTMENTS:
- ---------------------------
                                              Number of
                                              Shares or
                                              Principal
    Name of Issuer and Title of Issue         Amount             Cost       Value
     ---------------------------------        ---------           ----       -----

                            GUARANTEED INTEREST FUND
                              -------------------------
Contracts with Insurance Companies Specific to
  LTSSP (2.8%):
    Connecticut General Life Insurance Company              $ 15,007  $ 15,007
    Metropolitan Life Insurance Company              7,642     7,642
                                                  --------  --------
                                                    22,649    22,649
                                                  --------  --------
Temporary Cash Investments (1.5%):
  BT Pyramid Discretionary Cash Fund  $12,095       12,095    12,095
                                                  --------  --------
          Total Guaranteed Interest Fund          $ 34,744  $ 34,744


                EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP") for LTSSP
                  -------------------------------------------------

Allocated Investments:
  American Telephone and Telegraph
    Company common shares -          6,435,508 shs$260,218  $337,864
                                                  --------  --------
          Total Allocated Investments              260,218   337,864
                                                  --------  --------
Unallocated Investments:
  American Telephone and Telegraph
    Company common shares            8,003,896     328,769   420,205

  Temporary Cash Investments:
    BT Pyramid Directed Acct. Cash Fund$37,597      37,597    37,597
                                                  --------  --------
          Total Unallocated Investments            366,366   457,802
                                                  --------  --------
          Total ESOP for LTSSP                    $626,584  $795,666
                                                  ========  ========
                                  LOAN ACCOUNT
                                    -------------

Participant Loans Receivable (100%), 6%           $   -     $ 81,147
                                                  --------  --------
          Total Loan Account                      $   -     $ 81,147
                                                  ========  ========

TOTAL NON-GROUP TRUST INVESTMENTS
  SPECIFIC TO LTSSP                               $661,328  $911,557
                                                  ========  ========






                                    Continued
                                       21

                    AT&T LONG TERM SAVINGS and SECURITY PLAN

                       SCHEDULE of INVESTMENTS, Continued

                                December 31, 1993

                             (Thousands of Dollars)
                                    ________




                          SUMMARY of LTSSP INVESTMENTS
                            -----------------------------

                                      Group     Non-Group
                                      Trust       Trust       Total
                                             ------      ----------      -------
AT&T Shares Fund                  $1,859,340              $1,859,340

Diversified Equity Portfolio          65,604                  65,604

Guaranteed Interest Fund             784,133   $ 34,744      818,877

South Africa Restricted Fund          18,826                  18,826

Employee Stock Ownership Plan                   795,666      795,666

Loan Account                                     81,147       81,147
                                  ----------   --------   ----------
          Grand total LTSSP       $2,727,903   $911,557   $3,639,460
                                  ==========   ========   ==========




































                                    Continued

                 AT&T LONG TERM SAVINGS and SECURITY PLAN

                             December 31, 1993
                                  ______


                     NOTES to SCHEDULE of INVESTMENTS
                ---------------------------------

1. The Plan's share of the investments in AT&T common shares and the Bankers Trust Pyramid Direct Account Cash Fund represent
    5% or more of the Plan's net assets available for plan benefits.

2. At December 31, 1993, contracts with insurance companies and financial institutions held by the Group Trust were crediting interest at a composite effective annual interest rate of 7.69%.

3. At December 31, 1993, contracts with insurance companies specific to the LTSSP were crediting interest at a composite effective annual interest rate of 7.11%.

4. Percentages in parentheses represent the percentage of the Plan's share of the market value of each investment category to the respective fund's net assets available for plan benefits. No percentages are shown for the unallocated ESOP assets as they would not be meaningful, since these assets have not been allocated to the participants.

                    AT&T LONG TERM SAVINGS and SECURITY PLAN

           Item 27a - SCHEDULE of ASSETS HELD for INVESTMENT PURPOSES

                                December 31, 1993

                             (Thousands of Dollars)
                                    ________

NON-GROUP TRUST INVESTMENTS:
- ---------------------------
                                              Number of
                                              Shares or
                                              Principal
    Name of Issuer and Title of Issue         Amount            Cost      Value
     ---------------------------------        ---------          ----      -----

                            GUARANTEED INTEREST FUND
                              -------------------------

Contracts with Insurance Companies Specific to LTSSP(1):
    Connecticut General Life Insurance Company              $ 15,007  $ 15,007
    Metropolitan Life Insurance Company              7,642     7,642
                                                  --------  --------
                                                    22,649    22,649
                                                  --------  --------
Temporary Cash Investments:
  BT Pyramid Discretionary Cash Fund $12,095        12,095    12,095
                                                  --------  --------
          Total Guaranteed Interest Fund          $ 34,744  $ 34,744
                                                  ========  ========

                EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP") for LTSSP
                   ------------------------------------------------

Allocated Investments:
  American Telephone and Telegraph
    Company common shares         6,435,508 shs   $260,218  $337,864
                                                  --------  --------
          Total Allocated Investments              260,218   337,864
                                                  --------  --------
Unallocated Investments:
  American Telephone and Telegraph
    Company common shares         8,003,896        328,769   420,205

  Temporary Cash Investments:
    BT Pyramid Directed Acct. Cash Fund        $37,597        37,597    37,597
                                                  --------  --------
          Total Unallocated Investments            366,366   457,802
                                                  --------  --------
          Total ESOP for LTSSP                    $626,584  $795,666
                                                  ========  ========
                                  LOAN ACCOUNT
                                    ------------
Participant Loans Receivable 6% -                 $   -     $ 81,147
                                                  --------  --------
          Total Loan Account                      $   -     $ 81,147
                                                  ========  ========
TOTAL NON-GROUP TRUST INVESTMENTS
  SPECIFIC TO LTSSP                               $661,328  $911,557
                                                  ========  ========


 1. At December 31, 1993, contracts with insurance companies were crediting interest at a composite effective annual interest rate of 7.11%.


                                       24

                                 AT&T LONG TERM SAVINGS and SECURITY PLAN

                              Item 27d - SCHEDULE of REPORTABLE TRANSACTIONS

                                   for the year ended December 31, 1993

                                          (Thousands of Dollars)
                                                 _______


Name of                            Purchase    Selling                        Current        Net Gain
 Party    Description of Asset      Price       Price    Expenses(1)                         Cost       Value      (Loss)
- -------     --------------------           --------    -------   -----------   ----    -------     --------
Bankers      Pyramid Directed Account
  Trust        Cash Fund                             $126,907               $126,907  $126,907        0


Bankers      Pyramid Directed Account
  Trust        Cash Fund                   $167,429                          167,429   167,429

Massachusetts  Contract with Insurance
  Mutual life    Company                                 13,060                 13,060    13,060        0
  Insurance
  Company




















1.  No expenses are incurred with individual transactions.

                                                    25

                                SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   AT&T LONG TERM SAVINGS
                                     AND SECURITY PLAN



                                By Savings Plan Committee




                                   S. L. Fordham
                                     Savings Plan Administrator







Date:  May 3, 1994

                               Exhibit Index


Exhibit No.
- -----------
    23       Consent of Coopers & Lybrand